# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DevvStream Corp., CIK 0001854480
CUSIP: 251936209
Title of class of securities: Common Shares
Address of issuer's principal executive offices: #1700, 421, 7th Avenue SW, Calgary, Alberta Canada (A0), T2P 4K9
Date of event which requires filing of this statement: 06/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002120967

## Reporting persons
- Helena Global Investment Opportunities 1 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,682,275; shared voting power 0; sole dispositive power 3,682,275; shared dispositive power 0; aggregate amount beneficially owned 3,682,275 (9.82% of the class)

## Item 1. Issuer
Name of issuer: DevvStream Corp.
Address of issuer's principal executive offices: #1700, 421, 7th Avenue SW, Calgary, Alberta T2P 4K9

## Item 2. Person Filing
Name of person filing: Helena Global Investment Opportunities 1 Ltd.
Address of principal business office or, if none, residence: 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,682,275 shares
Percent of class: 9.82%
Sole power to vote or to direct the vote: 3,682,275
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,682,275
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Helena Global Investment Opportunities 1 Ltd.: /s/ Jeremy Weech, Jeremy Weech, Managing Partner. (06/22/2026)